                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.4)*

                           SURETY CAPITAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    868666207
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              Howard B. Adler, Esq.
                           Gibson, Dunn & Crutcher LLP
                          1050 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 955-8589
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 21, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               (Page 1 of 6 Pages)

-------------------                                            -----------------
CUSIP NO. 868666207                 13D/A                      PAGE 2 OF 6 PAGES
                                                                   ---  ---
-------------------                                            -----------------

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1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       CARLSON CAPITAL, L.P.           I.R.S. IDENTIFICATION NO. 75-249-4317
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [X]


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3      SEC USE ONLY


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4      SOURCE OF FUNDS*

       WC
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) OR 2(e)[ ]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
   SHARES
                      519,300
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER
  OWNED BY
                      0
                ----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
  REPORTING
                      519,300
                ----------------------------------------------------------------
 PERSON WITH    10    SHARED DISPOSITIVE POWER

                      0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       519,300
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IA, PN
--------------------------------------------------------------------------------



                               (Page 2 of 6 Pages)

       This Amendment No. 4 to the original statement of beneficial ownership on
Schedule 13D filed by the Reporting Person on August 27, 1998, as amended by Amendment No. 1 filed on December 9, 1998, by Amendment No. 2 filed on February 9, 1999, and by Amendment No. 3 filed on February 25, 1999, has been prepared to report the purchase and sale by the Reporting Person of shares of the Issuer. Defined terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Reporting Person's original Schedule 13D filing or amendments thereto, as applicable.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

       Item 3 is hereby amended to include the following:

       All of the funds used to make the purchases of additional Shares acquired by the Reporting Person (as set forth on Exhibit A hereto) came from the working capital of the investment funds and managed accounts directed by the Reporting Person.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

       Items 5(a), (b) and (c) are hereby amended as follows:

       (a) This statement on Schedule 13D relates to 519,300 shares of Common Stock deemed beneficially owned by the Reporting Person, which constitute approximately 9.0% of the issued and outstanding shares of Common Stock.

       (b) The Reporting Person has sole voting and dispositive power with respect to 519,300 shares of Common Stock.

       (c) In the past 60 days, accounts managed by the Reporting Person purchased and sold shares of Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.



ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

       Exhibit A: Transactions in Shares of Common Stock in Past 60 Days.



                               (Page 3 of 6 Pages)

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated: April 23, 1999

                         CARLSON CAPITAL, L.P.

                          /s/ Clint D. Carlson
                         -------------------------------------------------------
                         By:  Clint D. Carlson, President of the General Partner


                               (Page 4 of 6 Pages)

                                    EXHIBIT A

                     Transactions in Shares of Common Stock
                                 In Past 60 Days

Transactions by Account No. 1
------------------------------

        ========================================================================
           Trade Type         Trade Date          Quantity         Price ($)
           ----------         ----------          --------         ---------
        ------------------------------------------------------------------------
              SELL             03/01/99           -1,175.0           3.1250
        ------------------------------------------------------------------------
              BUY              04/05/99              840.0           1.5179
        ------------------------------------------------------------------------
              BUY              04/06/99              800.0           1.5625
        ------------------------------------------------------------------------
              BUY              04/21/99              525.0           1.3750
        ========================================================================


Transactions by Account No. 2
-----------------------------

        ========================================================================
           Trade Type         Trade Date          Quantity         Price ($)
           ----------         ----------          --------         ---------
        ------------------------------------------------------------------------
              SELL             03/01/99           -3,935.0           3.1250
        ------------------------------------------------------------------------
              SELL             03/15/99           -2,500.0           2.9000
        ------------------------------------------------------------------------
              BUY              04/01/99            3,900.0           1.6250
        ------------------------------------------------------------------------
              BUY              04/05/99            4,620.0           1.5179
        ------------------------------------------------------------------------
              BUY              04/06/99            4,000.0           1.5625
        ========================================================================


Transactions by Account No. 3
-----------------------------

        ========================================================================
           Trade Type         Trade Date          Quantity         Price ($)
           ----------         ----------          --------         ---------
        ------------------------------------------------------------------------
              SELL             03/01/99           -7,440.0           3.1250
        ------------------------------------------------------------------------
              SELL             03/15/99           -5,000.0           2.9000
        ------------------------------------------------------------------------
              BUY              03/31/99            1,500.0           1.5625
        ------------------------------------------------------------------------
              BUY              04/05/99            8,400.0           1.5179
        ------------------------------------------------------------------------
              BUY              04/06/99            8,000.0           1.5625
        ------------------------------------------------------------------------
              BUY              04/21/99           57,025.0           1.3750
        ========================================================================



                               (Page 5 of 6 Pages)

                                    EXHIBIT A

                     Transactions in Shares of Common Stock
                                 In Past 60 Days

Transactions by Account No. 5
-----------------------------

        ========================================================================
           Trade Type         Trade Date          Quantity         Price ($)
           ----------         ----------          --------         ---------
        ------------------------------------------------------------------------
              SELL             03/01/99           -4,660.0           3.1250
        ------------------------------------------------------------------------
              SELL             03/12/99           -2,000.0           2.9375
        ------------------------------------------------------------------------
              SELL             03/15/99           -2,500.0           2.9000
        ------------------------------------------------------------------------
              BUY              04/05/99            4,620.0           1.5179
        ------------------------------------------------------------------------
              BUY              04/06/99            4,000.0           1.5625
        ========================================================================



Transactions by Account No. 6
-----------------------------

        ========================================================================
           Trade Type         Trade Date          Quantity         Price ($)
           ----------         ----------          --------         ---------
        ------------------------------------------------------------------------
              SELL             03/01/99           -1,325.0           3.1250
        ------------------------------------------------------------------------
              BUY              04/05/99            1,260.0           1.5179
        ------------------------------------------------------------------------
              BUY              04/06/99            1,600.0           1.5625
        ------------------------------------------------------------------------
              BUY              04/21/99            2,595.0           1.3750
        ========================================================================


Transactions by Account No. 7
-----------------------------

        ========================================================================
           Trade Type         Trade Date          Quantity         Price ($)
           ----------         ----------          --------         ---------
        ------------------------------------------------------------------------
              SELL             03/01/99           -1,465.0           3.1250
        ------------------------------------------------------------------------
              BUY              04/05/99            1,260.0           1.5179
        ------------------------------------------------------------------------
              BUY              04/06/99            1,600.0           1.5625
        ------------------------------------------------------------------------
              BUY              04/21/99            9,515.0           1.3750
        ========================================================================


Transactions by Account No. 8
-----------------------------

        ========================================================================
           Trade Type         Trade Date          Quantity         Price ($)
           ----------         ----------          --------         ---------
        ------------------------------------------------------------------------
              BUY              04/16/99           15,000.0           1.2500
        ------------------------------------------------------------------------
              BUY              04/21/99           82,040.0           1.3750
        ========================================================================



                               (Page 6 of 6 Pages)